Item 77D Policies with respect to security investments

(e) On November 27, 2006, the Munder @Vantage Fund began investing cash primarily in the Institutional
Money Market Fund, a money market fund series of Munder
Series Trust also advised by Munder Capital Management.

(g) On November 14, 2006, the Munder @Vantage Fund ceased to classify itself as a non-diversified fund under the Investment Company Act of 1940, as amended.